charlotte's closet

RENT IT • ROCK IT • RETURN IT



WE'RE GIVING
PARTY DRESS SHOPPING
A MAKEOVER

THE PROBLEM

SHOPPING FOR A PARTY DRESS TODAY



TIME-CONSUMING



EXPENSIVE



DRAMA-FILLED



THE SOLUTION

BORROW SPECTACULAR

Charlotte's Closet reinvents party dress shopping for a new generation by renting the latest fashions online at up to 75% less than retail

THE MISSION



EVERY GIRL DESERVES THE OPPORTUNITY TO LOOK & FEEL *SPECTACULAR*

We're on a mission to empower teenage girls by providing everything they need to rock their most important occasions at an affordable price.

THE OPPORTUNITY



15 MILLION

GIRLS (U.S.)

Age 12-21



$400

SPENDING PER GIRL

Average Annual



$6 BILLION

ANNUAL SPENDING

Party Dresses (U.S.)

HOW IT WORKS







RENT IT. ROCK IT. RETURN IT.

Why buy ordinary when you *can borrow spectacular* from Charlotte's Closet at up to 75% less than retail?

TARGET AUDIENCE & MARKETING CHANNELS





Teen	Parent
YOUTUBE VIDEOS	SEARCH MARKETING
SOCIAL MEDIA	ADVERTISING
WORD OF MOUTH	FACEBOOK ADS
PAID INFLUENCERS	STRATEGIC PARTNERSHIPS
CONTESTS	EMAIL MARKETING
Wants to wear a new hot outfit to every party	Budget-conscious
Lives and breathes social media	Facebook has become part of her life
Seeks freedom and independence	Wants to keep teen happy and stay connected

COMPETITIVE ADVANTAGES



Teen
Adult
In-Store Purchase
Online Rental
INDEPENDENT RETAILERS
FOREVER 21
MACY'S
BLOOMINGDALES
NORDSTROM
CHARLOTTE'S CLOSET
ONLINE WEDDING SITES
RENT THE RUNWAY
GWYNNIE BEE PLUS SIZE

COMPETITIVE ADVANTAGES

INDUSTRY KNOWLEDGE

Deep understanding of fashion and audience. Access to PR.

FIRST TO MARKET

Sharing economy. No more wasted resources. Modern, disruptive.

CONVENIENCE

Fun. Hassle-free. No more dreaded shopping trips with mom.

PRICE

Up to 75% savings over in-store purchase.

AMBASSADOR PROGRAM

Empowering young adults to become style experts and entrepreneurs within their communities.

HOME TRY ON

Designer dresses delivered to your doorstep to try before you rent.

THE TEAM



JEN LANE-FORMAN

Founder/CEO



TRINA COCCARELLI

CMO

On Staff: Marketing Intern, Seamstress, and Customer Service Representative

---

EXPERT ADVISORY PANEL

ERIC FORMAN
Founder/Operations

PAUL STROHMENGER
CFO

STEVE BRITA
Strategic Digital Marketing

TRACTION

LAUNCH
March 2016

1.
SITE LAUNCHES ON MAGENTO PLATFORM

2.
MULTIPLE TV APPEARANCES
(To promote around prom season)

3.
STRONG INTEREST/ PROMISING PROM RESULTS
(Even with little to no marketing)

4.
SALES ON THE RISE
(For back to school and homecoming season)

5.
PRODUCT LAUNCH EXTENSIONS TO INCREASE AVERAGE ORDER SIZE

6.
ENGAGE WITH FULL SERVICE MARKETING AGENCY
(To spearhead paid and social content efforts)

FUNDING



Marketing and Awareness
IT/Hosting and Web Development
Operating Costs
$3M
Expand Inventory
Expand Team

FUTURE

charlotte's closet

RENT IT • ROCK IT • RETURN IT

CREATE YOUR
ENDLESS
CLOSET

GET READY TO ALWAYS HAVE A LITTLE CHARLOTTE IN YOUR CLOSET.

The New Way to Shop the Brands You Love

Introducing **ENDLESS by** Charlotte's Closet.
Select new pieces to add to your closet each month. Wear, return, and repeat.
Shipments are always free and dry cleaning is on us.


Membership Options
$49.95
Choose 1 piece to wear for the month for $49.95
$69.95
Choose 2 pieces to wear for the month for $69.95
$99.95
Choose 3 pieces to wear for the month for $99.95

Three Subscription Based Drives:

1. Interests in keeping items for a longer period of time
2. Desire to borrow now even with no events scheduled
3. Access to latest looks and brands at reasonable prices

DEMAND FOR A SUBSCRIPTION SERVICE

SURVEY RESULTS

- Conducted survey to respond to ambassador feedback
- Girls wanted to keep the dresses for an extended period of time
- Girls had other event like internships
- Desire to rent formal dresses, but also want access to our latest trends



Not Very Valuable
Somewhat Valuable
Valuable
Very Valuable
Extremely Valuable
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Almost 60% of respondents said a service like this would be valuable, very valuable or extremely valuable.

SUBSCRIPTION SERVICE EXAMPLES

Niche & Service Focus


LE TOTE
Your closet. Expanded.


R
T
R
Subscribe to Fashion
DISCOVER UNLIMITED


ROCKETS OF AWESOME
THE SMARTER WAY
TO SHOP FOR KIDS.


gwynnie bee.
SIZES 10-32
Create your ultimate closet from over 3,000 styles with a subscription box full of the latest fashion trends.
Try it free for 30 days!
GET STARTED


KATE HUDSON
CO-FOUNDER
BEST LEGGINGS EVER!
NEW VIP MEMBER OFFER
Take a quick style quiz and get
2 for $24
($99 VALUE)
GET STARTED

ENDLESS POSITION STATEMENT

- ENDLESS allows young clients to select pieces to add to their wardrobe each month for minimal cost
- Offers brands specifically targeted to this audience
- Provides access to newest trends (always have something new to wear)
- Fashion without commitment
- First to market this target









free people

FRENCH CONNECTION

BCBGENERATION

ENDLESS BY CHARLOTTE'S CLOSET


ENDLESS 19 Month File Growth and Revenue Projection
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
$250,000
$200,000
$150,000
$100,000
$50,000
$0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19
Rev$
New Members
File Growth

File Growth Assumptions:

- $53 avg. order per month
- 45% monthly cancel rate
- $117 customer lifetime value
- 2.2 avg. payment per customer
- Conversion rate 1% growing to 2.2%
- No revenue built in for purchase option

QUESTIONS?

jen@charlottes-closet.com

charlottes-closet.com

charlotte's closet

RENT IT • ROCK IT • RETURN IT